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                                 Exhibit 99.6

                  Letter Agreement regarding Appraisal Services
                          and Business Plan Preparation











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                             KELLER & COMPANY, INC.
                             555 METRO PLACE NORTH
                                   SUITE 524
                               DUBLIN, OHIO 43017
                                (614) 766-1426
                                (614) 766-1459 FAX



May 16, 1996


The Board of Directors
Preferred Savings Bank
4800 S. Pulaski Road
Chicago, IL 60632

Re: Conversion Valuation Agreement

Attn: Kim P. Rooney, President


         Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of Preferred Savings Bank, Chicago, Illinois (hereinafter referred to as PREFERRED), relating to the conversion of PREFERRED from a mutual to a stock institution. KELLER will provide a pro forma valuation of the market value of the shares to be sold in the proposed conversion of PREFERRED.

         KELLER is a financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an experienced conversion appraiser for filings with the Federal Deposit Insurance Corporation ("FDIC") and the Office of Thrift Supervision ("OTS"), and is also approved by the Internal Revenue Service as an expert in thrift stock valuations.

         KELLER agrees to prepare the conversion appraisal in the format required by the OTS in a timely manner for prompt filing with the OTS and the Securities and Exchange Commission. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements.






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         The appraisal report will provide a detailed description of
PREFERRED, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications. The appraisal will include a description of PREFERRED's market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group and adjustments to the appraised value will be made based on a comparison of PREFERRED with the comparable group.

         In making its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Circular (Prospectus), including the financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of PREFERRED; the economic and demographic conditions in PREFERRED's existing marketing area; pertinent historical financial and other information relating to PREFERRED; a comparative evaluation of the operating and financial statistics of PREFERRED with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of Common Stock; the impact of the Conversion on PREFERRED's capital position and earnings potential; PREFERRED's proposed dividend policy; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by PREFERRED, and will not independently value the assets or liabilities of PREFERRED in order to prepare the appraisal.

         Upon completion of the conversion appraisal, KELLER will make a presentation to the Board of Directors of PREFERRED to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member.

         For its services in making this appraisal, KELLER's fee will be a fee of $15,000, plus out-of-pocket expenses for travel and copying and binding not to exceed $500. The appraisal fee will include the preparation of two valuation updates. All additional valuation updates will be subject to an additional fee of $1,000 each. Upon the acceptance of this proposal, KELLER shall be paid a retainer of $3,000 to be applied to the total appraisal fee of $15,000, the balance of which will be payable at the time of the completion of the appraisal.

         PREFERRED agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by PREFERRED or by an intentional omission by PREFERRED to state a material fact in the information so provided, accept where KELLER has been negligent or at fault.

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         This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

                                            KELLER & COMPANY, INC.


                                            By: /s/  Michael R.  Keller
                                               ----------------------------
                                                Michael R.  Keller
                                                President




                                            PREFERRED SAVINGS BANK



                                            By: /s/  Kim P. Rooney
                                               ----------------------------
                                               Kim P. Rooney
                                               President




                                            Date:  5-31-96
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